DeFi Development Corp.

6401 Congress Avenue, Suite 250

Boca Raton, FL 33487

September 3, 2026

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	DeFi Development Corp.
Withdrawal of Request to Withdraw Registration Statement on Form S-1
File No. 333-292254

Dear Ladies and Gentlemen:

DeFi Development Corp., a Nevada corporation (the “Company”), hereby requests withdrawal of its Withdrawal Request dated and filed on August 31, 2026 (EDGAR filing code RW) (the “Withdrawal Request”). The Company filed the Withdrawal Request to withdraw its Registration Statement on Form S-1 (Registration No.333-292254) as reflected in the Withdrawal Request; however, it inadvertently referenced the wrong registration statement number (Registration No. 333-290297) in the EDGAR submission form information.

The Company will file a new Withdrawal Request using the correct file number (Registration No. 333-292254) in the EDGAR submission form information.

If you have any questions or comments or require further information regarding this application for withdrawal of the Withdrawal Request, please contact Christopher Wassman at (206) 359-3807.

Very truly yours,

By:	/s/ Fei (John) Han
Fei (John) Han
Chief Financial Officer

cc:	Christopher Wassman, Ashurst Perkins Coie US LLP